EMI

RECEIVED

2004 OCT 18 A 10:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

6th October, 2004.

Attn: Filing Desk - Stop 1-4

04045495

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st July 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 6th October 2004, confirming that Lehman Brothers International (Europe) has notified the Company that it has an interest in 38,045,403 EMI Group plc Ordinary Shares of 14p each, being 4.818% of the shares in issue.

Yours faithfully,

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

dlw 10/19

Enc.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 04/48

Company Announcements Office,
London Stock Exchange.

6th October, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Lehman Brothers, in a letter dated and received by fax, after close of business, on 5th October 2004, that Lehman Brothers International (Europe) has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 1st October 2004, held 38,045,403 shares, being 4.818% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231